                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934
                     For the quarter ended December 31, 2000

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Second Floor, Tidel Park
              No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references herein to "we," "us," the "company," "SIFY" or "Satyam Infoway" are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the major Indian stock exchanges ("Satyam Computer Services"). "Satyam" is a trademark owned by Satyam Computer Services, which has licensed the use of the "Satyam" trademark to us subject to specified conditions. "Sify.com," "Satyam Online," "Satyam:Net" and "satyamonline.com" are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

        In this Quarterly Report, references to "$," "Dollars" or "U.S. Dollars" are to the legal currency of the United States, and reference to "Rs.," "rupees" or "Indian Rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

        For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on December 31, 2000 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2000 was Rs. 46.75 per $1.00.

        Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Solely for your convenience, some of the information contained in our financial statements has been translated into U.S. dollars. In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

        Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of this Quarterly Report.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                         PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                             SATYAM INFOWAY LIMITED
                           CONSOLIDATED BALANCE SHEETS
     (EXPRESSED IN INDIAN RUPEES, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


                                                                                         ASSETS
                                                                -----------------------------------------------------------
                                                                   MARCH 31,           DECEMBER 31,          DECEMBER 31
                                                                     2000                  2000                  2000
                                                                ---------------       ---------------       ---------------
                                                                      RS.                   RS.                   US $
                                                                ---------------       ---------------       ---------------
                                                                                       (UNAUDITED)             (UNAUDITED)
CURRENT ASSETS:
Cash and cash equivalents                                         7,307,624,832         2,180,173,854            46,634,735
Accounts receivable, net of allowances of  Rs.2,420,628
   and Rs.11,730,628 as of March 31, 2000 and December 31,
   2000 respectively                                                245,029,816           782,816,215            16,744,732
Due from officers and employees                                       6,387,228             8,782,766               187,867
Inventories                                                          18,184,123            59,210,055             1,266,525
Investments                                                          22,610,768            15,675,624               335,307
Investments in affiliate                                                     --         1,576,960,038            33,731,766
Deferred tax assets                                                     113,531               118,692                 2,539
Prepaid expenses                                                    251,537,335           254,925,834             5,452,959
Other current assets                                                166,430,957           245,664,828             5,254,863
                                                                ---------------       ---------------       ---------------
     TOTAL CURRENT ASSETS                                         8,017,918,590         5,124,327,906           109,611,293
Plant and equipment--net                                            915,020,689         2,281,430,742            48,800,658
Goodwill and other intangible assets                              1,630,417,553         4,753,543,718           101,680,080
Deferred taxes                                                          268,606               633,779                13,557
Other assets                                                         70,378,149           138,714,111             2,967,147
                                                                ---------------       ---------------       ---------------
TOTAL ASSETS                                                     10,634,003,587        12,298,650,256           263,072,735
                                                                ===============       ===============       ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current installments of long-term debt                               40,266,667                    --                    --
Current installments of capital lease obligations                     2,104,379             4,807,389               102,832
Trade accounts payable                                              170,587,041           138,050,192             2,952,945
Due to parent company                                                17,114,393            29,663,851               634,521
Accrued expenses                                                     66,613,282           280,848,033             6,007,445
Deferred revenue                                                    150,494,236           203,970,627             4,363,008
Taxes payable                                                         2,285,000             1,386,483                29,657
Deferred tax liability                                                5,611,551             1,945,551                41,616
Advances from customers                                              20,652,522            30,535,796               653,172
Other current liabilities                                            38,670,073            26,973,974               576,984
                                                                ---------------       ---------------       ---------------
     TOTAL CURRENT LIABILITIES                                      514,399,144           718,181,896            15,362,180
NON-CURRENT LIABILITIES:
Long-term debt, excluding current installments                      168,860,111               960,111                20,537
Capital lease obligations, excluding current installments             4,305,547             8,796,318               188,157
Other liabilities                                                    10,300,000            22,723,765               486,072
                                                                ---------------       ---------------       ---------------
TOTAL LIABILITIES                                                   697,864,802           750,662,090            16,056,946
                                                                ---------------       ---------------       ---------------

MINORITY INTEREST                                                     8,298,211            66,555,930             1,423,656

STOCKHOLDERS' EQUITY
Common stock, Rs.10 par value; 25,000,000 Equity Shares
   authorized as of March 31, 2000 and December 31, 2000;
   Issued and outstanding Equity Shares - 22,249,425 as of
   March 31, 2000 and 23,189,105 as of December 31, 2000            222,494,250           231,891,050             4,960,236
Additional paid-in capital                                       10,520,953,486        13,748,872,313           294,093,525
Deferred Compensation -- Employee Stock Offer Plan                 (120,224,615)         (146,042,595)           (3,123,906)
Accumulated deficit                                                (696,833,862)       (2,351,470,975)          (50,298,844)
Accumulated other comprehensive income                                1,451,315            (1,817,557)              (38,878)
                                                                ---------------       ---------------       ---------------
TOTAL STOCKHOLDERS' EQUITY                                        9,927,840,574        11,481,432,236           245,592,133
                                                                ---------------       ---------------       ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       10,634,003,587        12,298,650,256           263,072,735
                                                                ===============       ===============       ===============


           See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
     (EXPRESSED IN INDIAN RUPEES, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


                                                                                 THREE MONTHS ENDED DECEMBER 31,
                                                                    --------------------------------------------------------
                                                                        1999                  2000                 2000
                                                                         RS.                   RS.                  US $
                                                                    --------------       --------------       --------------
                                                                      (UNAUDITED)           (UNAUDITED)          (UNAUDITED)
Revenues                                                               184,628,108          471,611,116           10,087,938
Cost of revenues                                                       (77,685,221)        (404,651,122)          (8,655,639)
                                                                    --------------       --------------       --------------
GROSS PROFIT/(LOSS)                                                    106,996,887           66,959,994            1,432,299
                                                                    --------------       --------------       --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                           171,158,559          571,298,480           12,220,288
Amortization of goodwill                                                28,998,120          278,529,874            5,957,858
Amortization of deferred stock compensation expense                      6,162,079           23,948,557              512,269
                                                                    --------------       --------------       --------------

         TOTAL OPERATING EXPENSES                                      206,318,758          873,776,911           18,690,415
                                                                    --------------       --------------       --------------
Operating loss                                                         (99,321,871)        (806,816,917)         (17,258,116)
Other (expense)/ income, net                                            27,589,206           56,898,669            1,217,084
Loss before taxes, equity in losses of affiliate and minority
 interest                                                              (71,732,665)        (749,918,248)         (16,041,032)
Taxes                                                                     (716,599)                  --                   --
Equity in losses of affiliate                                                   --         (121,886,478)          (2,607,197)
Minority Interest                                                         (850,924)          10,404,145              222,549
                                                                    --------------       --------------       --------------

NET LOSS                                                               (73,300,188)        (861,400,581)         (18,425,680)
                                                                    ==============       ==============       ==============

NET LOSS PER EQUITY SHARE                                                    (3.55)              (37.29)               (0.80)
                                                                    ==============       ==============       ==============

Weighted Equity Shares used in computing loss per equity share          20,643,962           23,101,714           23,101,714

                                                                              NINE MONTHS ENDED DECEMBER 31,
                                                                    --------------------------------------------------------
                                                                         1999                2000                  2000
                                                                          RS.                 RS.                  US $
                                                                    --------------       --------------       --------------
                                                                      (UNAUDITED)          (UNAUDITED)           (UNAUDITED)
Revenues                                                               392,909,169        1,228,450,196           26,277,010
Cost of revenues                                                      (184,795,363)        (874,946,046)         (18,715,423)
                                                                    --------------       --------------       --------------
GROSS PROFIT/(LOSS)                                                    208,113,806          353,504,150            7,561,587
                                                                    --------------       --------------       --------------

OPERATING EXPENSES:
Selling, general and administrative expenses                           380,365,208        1,485,634,532           31,778,279
Amortization of goodwill                                                28,998,120          637,342,411           13,632,993
Amortization of deferred stock compensation expense                      6,644,118           71,228,792            1,523,611
                                                                    --------------       --------------       --------------

         TOTAL OPERATING EXPENSES                                      416,007,446        2,194,205,735           46,934,883
                                                                    --------------       --------------       --------------
Operating loss                                                        (207,893,640)      (1,840,701,585)         (39,373,296)
Other (expense)/ income, net                                             7,501,249          371,365,145            7,943,639
Loss before taxes, equity in losses of affiliate and minority
 interest                                                             (200,392,391)      (1,469,336,440)         (31,429,657)
Taxes                                                                     (716,579)             325,333                6,959
Equity in losses of affiliate                                                   20         (196,412,628)          (4,201,340)
Minority Interest                                                         (850,924)          10,786,624              230,730
                                                                    --------------       --------------       --------------

NET LOSS                                                              (201,959,914)      (1,654,637,111)         (35,393,308)
                                                                    ==============       ==============       ==============

NET LOSS PER EQUITY SHARE                                                   (11.61)              (72.75)               (1.56)
                                                                    ==============       ==============       ==============

Weighted Equity Shares used in computing loss per equity share          17,401,245           22,745,053           22,745,053


          See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED
                 STATEMENTS OF CONSOLIDATED STOCK HOLDERS EQUITY
     (EXPRESSED IN INDIAN RUPEES, EXCEPT SHARE DATA AND AS OTHERWISE STATED)

                                                                                                ACCUMULATED
                                                      COMMON STOCK                ADDITIONAL   DEFICIT DURING
                                                                                     PAID       DEVELOPMENT
                                                  SHARES       PAR VALUE          IN CAPITAL       STAGE
                                               -----------    -----------         ----------   -------------
BALANCE AS OF DECEMBER 12, 1995 (inception)            230          2,300                 --              --
Net Loss                                                --             --                 --         634,213

BALANCE AS OF MARCH 31, 1996                           230          2,300                 --        (634,213)
Net Loss                                                --             --                 --     (26,336,901)
                                               -----------    -----------        -----------    ------------

BALANCE AS OF MARCH 31, 1997                           230          2,300                 --     (26,971,114)
Common stock issued to the parent Company        7,500,000     75,000,000                 --              --
Net loss                                                --             --                 --    (100,590,364)
                                               -----------    -----------        -----------    ------------

BALANCE AS OF MARCH 31, 1998                     7,500,230     75,002,300                 --    (127,561,478)
Deficit transfer                                        --             --                 --     127,561,478
Common stock issued to the parent Company        4,879,770     48,797,700         44,986,200              --
Other issuance of common stock                   3,370,000     33,700,000        180,000,000              --
Net loss                                                --             --                 --              --
Compensation related to stock option grants             --             --          1,650,000              --
Amortisation of compensation related to
  stock option grants                                   --             --                 --              --
                                               -----------    -----------        -----------    ------------

BALANCE AS OF MARCH 31, 1999                    15,750,000    157,500,000        226,636,200              --
Deficit transfer                                        --             --                 --              --
Common stock issued to the parent Company          150,000      1,500,000         76,620,000              --
Common stock issued during the period            6,349,425     63,494,250     10,078,427,094              --
Net loss                                                --             --                 --              --
Compensation related to stock option grants             --             --        139,270,192              --
Amortisation of compensation related to
  stock option grants                                   --             --                 --              --
Other comprehensive income, net of tax
                                               -----------    -----------        -----------    ------------

BALANCE AS OF MARCH 31, 2000                    22,249,425    222,494,250     10,520,953,486              --
Net loss (unaudited)                                    --             --                 --              --
Common stock issued during the period              934,680      9,396,800      3,130,872,055              --
Compensation related to stock option grants
  (unaudited)                                           --             --         97,046,772              --
Amortisation of compensation related to
  stock option  grants (unaudited)                      --             --                 --              --
Other comprehensive income, net of tax
  (unaudited)                                           --             --                 --              --
                                               -----------    -----------        -----------    ------------

BALANCE AS OF DECEMBER 31, 2000 (UNAUDITED)     23,189,105    231,891,050     13,748,872,313              --

BALANCE AS OF MARCH 31, 2000 (IN US$)           22,249,425      4,977,500        235,368,087              --

BALANCE AS OF DECEMBER 31, 2000 (IN US$)        23,189,105      4,960,236        294,093,525              --
  (UNAUDITED)

                                                                  DEFERRED
                                                    OTHER      COMPENSATION--
                                                COMPREHENSIVE  EMPLOYEE STOCK     ACCUMULATED      STOCKHOLDERS'
                                                   INCOME        OFFER PLAN         DEFICIT           EQUITY
                                                ------------    -----------       -----------       -----------
BALANCE AS OF DECEMBER 12, 1995 (inception)             --               --                --             2,300
Net Loss                                                --               --                --           634,213

BALANCE AS OF MARCH 31, 1996                            --               --                --          (631,913)
Net Loss                                                --               --                --       (26,336,901)
                                                ------------    -----------       -----------      ------------

BALANCE AS OF MARCH 31, 1997                            --               --                --       (26,968,814)
Common stock issued to the parent Company               --               --                --        75,000,000
Net loss                                                --               --                --      (100,590,364)
                                                ------------    -----------       -----------       -----------

BALANCE AS OF MARCH 31, 1998                            --               --                --       (52,559,178)
Deficit transfer                                        --               --      (127,561,478)               --
Common stock issued to the parent Company               --               --                --        93,783,900
Other issuance of common stock                          --               --                --       213,700,000
Net loss                                                --               --      (187,375,665)     (187,375,665)
Compensation related to stock option grants             --       (1,650,000)               --                --
Amortisation of compensation related to
  stock option grants                                   --           68,751                --            68,751
                                                ------------    -----------       -----------       -----------

BALANCE AS OF MARCH 31, 1999                            --       (1,581,249)     (314,937,143)       67,617,808
Deficit transfer                                        --               --                --                --
Common stock issued to the parent Company               --               --                --        78,120,000
Common stock issued during the period                   --               --                --    10,141,921,344
Net loss                                                --               --      (381,896,719)     (381,896,719)
Compensation related to stock option grants             --     (139,270,192)               --                --
Amortisation of compensation related to
  stock option grants                                   --       20,626,826                --        20,626,826
Other comprehensive income, net of tax             1,451,315             --                --         1,451,315
                                                ------------    -----------       -----------       -----------

BALANCE AS OF MARCH 31, 2000                       1,451,315   (120,224,615)     (696,833,862)    9,927,840,574
Net loss (unaudited)                                      --             --    (1,654,637,113)   (1,654,637,113)
Common stock issued during the period                     --             --                --     3,140,268,855
Compensation related to stock option grants
  (unaudited)                                             --    (97,046,772)               --                --
Amortisation of compensation related to
  stock option  grants (unaudited)                        --     71,228,792                --        71,228,792
Other comprehensive income, net of tax
  (unaudited)                                     (3,268,872)            --                --        (3,268,872)
                                                ------------    -----------       -----------       -----------

BALANCE AS OF DECEMBER 31, 2000 (UNAUDITED)       (2,817,557)  (146,042,595)   (2,351,470,975)   11,481,432,236
BALANCE AS OF MARCH 31, 2000 (IN US$)                 32,968     (2,689,589)      (15,589,124)      222,099,342
BALANCE AS OF DECEMBER 31, 2000 (IN US$)
  (UNAUDITED)                                        (38,878)    (3,123,906)      (50,298,844)      245,592,133

                             SATYAM INFOWAY LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     (EXPRESSED IN INDIAN RUPEES, EXCEPT SHARE DATA AND AS OTHERWISE STATED)


                                                                             NINE MONTHS ENDED DECEMBER 31,
                                                                --------------------------------------------------------
                                                                     1999                2000                  2000
                                                                --------------       --------------       --------------
                                                                      RS.                 RS.                  US$
                                                                --------------       --------------       --------------
                                                                  (UNAUDITED)          (UNAUDITED)            (UNAUDITED)
Net loss                                                          (201,959,914)      (1,654,637,111)         (35,393,308)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
   OPERATING ACTIVITIES:
Depreciation and amortization                                      114,815,226          984,004,304           21,048,220
Share of loss in equity investees                                           --          196,412,628            4,201,340
Unrealized loss on investments                                              --            2,429,789               51,974
Profit on sale of investments                                          (99,150)                  --                   --
Loss on sale of plant and equipment                                         --              216,875                4,639
Minority interest                                                      850,949          (10,786,624)            (230,730)
Changes in assets and liabilities:
Accounts receivable (net)                                         (103,614,831)        (536,855,218)         (11,483,534)
Inventories                                                         (7,532,480)         (41,025,932)            (877,560)
Prepaid expenses                                                  (118,682,660)          (3,388,499)             (72,481)
Other assets                                                       (41,027,398)        (133,095,761)          (2,846,968)
Due to parent company                                                7,390,831           12,549,458              268,438
Accrued expenses                                                    33,269,710          214,234,751            4,582,562
Deferred revenue                                                    48,475,140           53,476,391            1,143,880
Trade accounts payable                                              96,752,137          (43,564,521)            (931,861)
Taxes payable                                                          716,599           (4,934,851)            (105,558)
Advances from customers                                               (376,700)           9,883,274              211,407
Due from officers and employees                                     (4,570,841)          (2,395,538)             (51,241)
Other liabilities                                                   11,420,671           (1,990,553)             (42,579)
                                                                --------------       --------------       --------------
NET CASH USED IN OPERATING ACTIVITIES                             (164,172,736)        (959,467,138)         (20,523,360)
                                                                --------------       --------------       --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on plant and equipment                                (403,743,294)      (1,637,077,585)         (35,017,703)
Expenditure on license fee                                                  --          (23,319,750)            (498,818)
Expenditure on investment in affiliates                                     --         (107,769,119)          (2,305,222)
Purchase consideration for acquisition                          (1,738,824,930)      (2,199,144,500)         (47,040,525)
Proceeds from sale of plant and equipment                                   --              300,000                6,417
Proceeds from sale of investments                                      576,800                   --                   --
                                                                --------------       --------------       --------------
NET CASH USED IN INVESTING ACTIVITIES                           (2,141,991,424)      (3,967,010,954)         (84,855,851)
                                                                --------------       --------------       --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long-term debt                              (157,833,333)        (208,166,667)          (4,452,763)
Proceeds from issuance of long-term debt                                25,718                   --                   --
Proceeds from short term loans                                              --                   --                   --
Principal payments under capital lease obligations                   3,370,043            7,193,781              153,878
Net proceeds from issuance of common stock                       4,052,063,956                   --                   --
                                                                --------------       --------------       --------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              3,897,626,384         (200,972,886)          (4,298,885)
                                                                --------------       --------------       --------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                        1,591,462,224       (5,127,450,978)        (109,678,096)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR             125,547,453        7,307,624,832          156,312,831
                                                                --------------       --------------       --------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                 1,717,009,677        2,180,173,854           46,634,735
                                                                ==============       ==============       ==============

SUPPLEMENTARY INFORMATION
Cash paid towards interest                                          26,083,111           16,142,248              345,289
Cash paid towards taxes                                                     --                   --                   --

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITY
Additional common stock issued for acquisition of business                  --        3,150,655,177           67,393,694
Capital leases                                                       5,699,159           12,879,482              275,497


          See accompanying notes to consolidated financial statements.

                             SATYAM INFOWAY LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (EXPRESSED IN INDIAN RUPEES, EXCEPT SHARE DATA AND AS
    OTHERWISE STATED) (INFORMATION AS OF DECEMBER 31, 2000 AND FOR THE PERIOD
                 ENDED DECEMBER 31, 1999 AND 2000 IS UNAUDITED)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of Preparation of Financial Statements

                The accompanying financial statements have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the three and nine months ended December 31, 2000 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2000 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.
        46.75. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on December 31, 2000 or at any other date.

(b)     Interim Information (unaudited)

                Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles.

2.      ACQUISITION OF BUSINESS

                On July 13, 2000, Satyam entered into an agreement (the "Agreement") to acquire a 100% equity stake in IndiaPlaza.com, Inc. ("IndiaPlaza"). In connection with the completion of the merger, Satyam issued an aggregate of 480,000 ADSs to the shareholders of IndiaPlaza on December 15, 2000 of which 230,000 ADSs were placed into an escrow account to compensate Satyam for potential damages relating to a breach of any representation, covenant or agreement of IndiaPlaza set forth in the Agreement, half of which was released on January 1, 2001 and the balance of which will be released on January 1, 2002.

                The acquisition has been accounted for under the purchase method. The fair value of consideration aggregated to Rs. 373,296,537 resulting in goodwill of Rs. 463,878,280. The goodwill arising out off the difference between the cost of acquisition and amount of net assets is being amortized over a period of five years based on management's estimate.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2000. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risks Related to Our Business."

OVERVIEW

        We were incorporated in December 1995 as an independent business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. Satyam Computer Services, our parent company, is a leading Indian information technology services company traded on the principal Indian stock exchanges.

        From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, Open Market, Broadvision and Sterling Commerce, a unit of SBC Communications, Inc., in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

        In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of the predecessor to www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

        On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, Satyam Online, on November 22, 1998 and became the first private national Internet service provider in India. We began offering Satyam Online Internet access and related services to India's consumer market as a complement to the network services offered to our business customers. Our Satyam Online service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

        In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

        In November 1999, we purchased 24.5% of the outstanding shares of IndiaWorld Communications for a cash purchase price of Rs.1,222 million. In connection with this purchase, we acquired an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld Communications for a cash purchase price of Rs.3,765 million. In June 2000, we amended the option agreement to provide for the payment of the exercise price by us with a mix of equity shares and cash. We completed the acquisition by exercising the option in June 2000 through the payment of Rs.2,154 million in cash and the issuance of 268,500 equity shares. For United States GAAP reporting purposes, the financial statements of IndiaWorld Communications have been consolidated with our financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase. We are amortizing the goodwill on a straight line basis over a period of five years. Most of the purchase price represented goodwill.

        IndiaWorld Communications recognized Rs.14.0 million, Rs.37.6 million and Rs.15.3 million of revenue in fiscal 1999 and 2000 and the quarter ended December 31, 2000, respectively. IndiaWorld Communications derives its revenues primarily from third-party advertising, web design and hosting fees and, to a lesser extent, commissions from electronic commerce transactions on its websites.

        IndiaWorld Communications' cost of revenues were Rs.7.4 million, Rs.14.4 million and Rs.5.3 million, respectively, during these periods. IndiaWorld Communications had net income of Rs.11,256, Rs.568,152 and a net loss of Rs.1.4 million, respectively, during these periods.

        In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price of $80.00 per ADS. We received approximately $141.7 million, net of underwriting discounts, commission and other costs.

        In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the UK, through the issuance of 2,204,720 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire all of the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 480,000 ADSs (representing 120,000 equity shares) to the former equity holders of Indiaplaza.com. A portion of those shares are being held by an escrow agent to compensate us for potential damages relating to a breach of the Merger Agreement and will be released on January 1, 2002 if no such breach is identified.

        In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, joint ventures and acquisitions for cash, securities or a combination thereof. Some of these discussions may also contemplate the other party making an investment in our company.

        We currently operate India's largest private data network utilizing Internet protocol with points of presence in 46 of the largest metropolitan areas in India as of December 31, 2000. As of December 31, 2000, we had more than 650 corporate customers for our private network services and more than 400,000 subscribers for our Satyam Online services. During December 2000, our websites generated approximately 130 million page views.

        We conduct our business in India and most of our revenues and expenses are denominated in Indian rupees. Our foreign exchange loss was Rs.5,613, Rs.615,189 and a gain of Rs.5,415,274 for fiscal 1998, 1999 and 2000, respectively.

REVENUES

        For reporting purposes, we classify our revenues into three divisions:

         -    corporate network and e-consulting services;

         -    consumer Internet access services; and

         -    online portal and content offerings.

        Our corporate network and e-consulting services division derives its revenues from dial-up and dedicated Internet access, electronic commerce, e-mail and other messaging services, virtual private networks and web-based solutions. An important asset in this business is the quality and reach of our network which, as of the date of this Report, continues to be the largest IP network in India. Our corporate private network customers typically enter into one-year arrangements that provide for an initial installation fee and recurring service fees. E-consulting is generally charged on a fixed-price basis. We derive revenues from website hosting based upon our customer's bandwidth requirements, and we charge co-location customers for use of our physical facilities. We also generate a portion of our revenues through the sale of third-party hardware. Our corporate network and technology services division accounted for approximately 87.1% and 42.5% of our revenues in fiscal 1999 and 2000, respectively, and 73.9% in the current quarter.

        Our consumer Internet access services division derives its revenues primarily from the "Satyam Online" dial up business and the "Iway" public Internet access business. We offer our prepaid subscriptions in a number of time period and pricing plans through ready-to-use CD-ROMs sold to our distribution partners. Our distribution partners resell the CD-ROMs to consumers for online registration and immediate Internet access. Revenues are recognized ratably as the prepaid subscription is used with any unused portion recognized as revenues at the expiration date of the subscription. We also generate revenues through international roaming and e-mail registration fees. At December 31, 2000, there were approximately 220 Iway centers operational providing Internet access to consumers on a non-subscription basis. Our consumer Internet access services division accounted for approximately 12.9% and 52.5% of our revenues in fiscal 1999 and 2000, respectively, and 19.4% in the current quarter.

        Our online portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Advertising fees are recognized over the period in which the advertisements are hosted on our websites. This division accounted for approximately 6.6% of our revenues for the most recent quarter.

EXPENSES

        Cost of revenues for the corporate network and services division is divided into three groups: corporate Internet access, e-consulting corporate network and electronic commerce products, and web development. Cost of revenues for corporate Internet access consists of telecommunications costs necessary to provide service, customer support costs and the cost of providing network operations. Cost of revenues for corporate network and electronic commerce consists primarily of third-party software and hardware purchased from our strategic partners for resale, direct labor costs for initial installation and recurring customer support and network operation and associated telecommunications costs. Cost of revenues for web development, website hosting and co-location includes direct labor and associated telecommunications costs.

        Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Bandwidth costs are presently controlled to a significant extent by VSNL, the government controlled provider which also competes with us in the Internet access business. Pricing policies by VSNL have recently resulted in the maintenance of high bandwidth costs. These alleged cost subsidies are the source of political and legal challenges in India. We are addressing these costs issues through alternative bandwidth sources and the completion of our own international access gateways. Until recently, private companies in India were not permitted to operate their own international gateways. Our initiatives are expected to result in bandwidth cost relief over the next several quarters.

        Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base assuming that subscription rates stabilize.

        Cost of revenues for consumer Internet access services also includes startup expenses for new subscribers consisting primarily of the cost of CD-ROMs and other product media, manuals and associated packaging and delivery costs and the costs related to the operation of the cybercafes

        The cost of revenues for the online portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors.

        Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel; salaries and related costs for executives, financial and administrative personnel; sales, marketing, advertising and other brand building costs; travel costs; and occupancy and overhead costs.

        A total of 825,000 equity shares are reserved for issuance under our Associate Stock Option Plan. As of December 31, 2000, we had granted an aggregate of 615,660 options (net of 16,140 options forfeited by employees) under our ASOP with a weighted average exercise price equal to approximately Rs.2,701 per equity share. We recorded non-cash compensation charges related to these grants in the aggregate amount of approximately Rs.237.9 million to be recognized over a three-year period in accordance with vesting provisions.

        We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years. We depreciate our intangible assets, including the goodwill recognized in the IndiaWorld and Indiaplaza acquisitions, on a straight-line basis over five years.

        We face significant competitive pricing pressure from VSNL and a number of new competitors that are entering India's recently opened Internet service provider market. This competition has resulted in erosion in selling prices in the consumer Internet access business which continued in the most recent quarter. In the face of expected increasing competition, we do not anticipate being able to maintain our present subscriber retention rates as our subscriber base grows.

        In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests. These investments are accounted for under the equity method of accounting.

        Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenue base and achieve further operating efficiencies.

        For fiscal 1998, 1999, 2000 and the nine months ended December 31, 2000, we incurred negative cash flow from operations of approximately Rs.74.0 million, Rs.171.4 million, Rs.373.9 million and Rs.959.5 million ($20.5 million), respectively. For fiscal 1998, 1999, 2000 and the nine months ended December 31, 2000, we incurred net losses of approximately Rs.100.6 million, Rs.187.4 million, Rs.381.9 million and Rs.1,654.6 million ($35.4 million), respectively. Giving pro forma effect to our acquisition of IndiaWorld Communications as if it had occurred at the beginning of each period, we would have incurred net losses of approximately Rs.535 million and Rs.612 million for fiscal 1999 and 2000, respectively. We may not be able to realize sufficient future revenues to offset our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of December 31, 2000, we had an accumulated deficit of approximately Rs.2,351.5 million ($50.3 million). For additional information, please see "Risks Related to Our Business."

RESULTS OF OPERATIONS

Quarter ended December 31, 2000 compared to quarter ended December 31, 1999

        Revenues. We recognized Rs.471.6 million ($10.1 million) in revenues for the quarter ended December 31, 2000, as compared to Rs.184.7 million for the quarter ended December 31, 1999, representing an increase of Rs.286.9 million, or 155%. Current quarter revenues exclude Rs.203.9 million ($4.3 million) of deferred income primarily representing consumer access subscriptions which had been purchased but not yet used by the consumer subscribers. This increase was attributable to a significant increase in the corporate services businesses which increased by 340% over the same period in the prior year. The corporate services businesses successfully obtained a significant number of new orders from prominent customers with operation throughout India. This growth offset a reduction in Internet access revenues due to continuing decreases in average selling prices resulting from competition, despite an increase in the number of subscribers. From December 31, 1999 to December 31, 2000, our number of corporate customers grew from more than 350 to more than 650, and our number of Internet access subscribers grew from more than 118,000 to more than 400,000.

        Cost of Revenues. Cost of revenues were Rs.404.7 million ($8.7 million) or 86% of revenues for the quarter ended December 31, 2000, compared to Rs.77.7 million or 42% of revenues for the quarter ended December 31, 1999, representing an increase of Rs.327.0 million, or 421%. This increase was primarily attributable to a Rs.65.0 million increase in software and hardware purchased for resale, a Rs.214.0 million increase in leased line charges due to the increased capacity of our network backbone, Rs.9.2 million towards web development charges and a Rs.33.6 million increase in direct personnel costs for web development and customer technical support. Bandwidth costs remained relatively high during the quarter particularly in light of the revenue pressures in the Internet access business.

        Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.571.3 million ($12.2 million) for the quarter ended December 31, 2000, compared to Rs.171.2 million for the quarter ended December 31, 1999, representing an increase of Rs.400.1 million, or 234%. This increase was primarily attributable to a growth in staff from 535 as of December 31, 1999 to 1,160 as of December 31, 2000 resulting in an increase in employee expenses of Rs.66.4 million, a Rs.122.8 million increase in marketing expenses relating to the launch of our consumer Internet access services division and portals division, and increases in travel expenses of Rs.27.5 million, office rental expenses of Rs.21.0 million, increase in legal and professional expenses of Rs.18.0 million and increase in telephone charges of Rs.15.7 million.

        Depreciation and amortization. Depreciation and amortization was Rs.361.8 million ($7.7 million) for the quarter ended December 31, 2000, compared to Rs.31.1 million for the quarter ended December 31, 1999, representing an increase of Rs.330.7 million or 1,063%. This increase was primarily attributable to capital expenditures of Rs.1,637 million during the period from March 31, 2000 to December 31, 2000, including the purchase of routers, modems, ports, servers and other capital equipment in connection with the addition of points of presence to our network, amortization of deferred compensation charge amounting to Rs.23.9 million ($0.5 million) and amortization of goodwill arising out of the IndiaWorld Communications and other investments amounting to Rs.278.0 million ($5.9 million).

        Other income (net). Other income, net, was Rs.59.6 million ($1.2 million) for the quarter ended December 31, 2000 compared to Rs.27.6 million for the quarter ended December 31, 1999 representing an increase of Rs.29.3 million or 106%. This increase was primarily attributable to interest income earned on deposits placed with banks amounting to Rs.39.9 million ($0.8 million).

        Net Loss. Our net loss was Rs.861.4 million ($18.4 million) for the quarter ended December 31, 2000, compared to a net loss of Rs.73.3 million for the quarter ended December 31, 1999.

Nine months ended December 31, 2000 compared to nine months ended December 31, 1999

        Revenues. We recognized Rs.1,228.5 million ($26.3 million) in revenues for the nine months ended December 31, 2000, as compared to Rs.392.9 million for the nine months ended December 31, 1999, representing an increase of Rs.835.6 million, or 213%. Revenues for the nine months ended December 31, 2000 exclude Rs.203.9 million ($4.3 million) of deferred income representing consumer access subscriptions which had been purchased but not yet used by the consumer subscribers. This increase was primarily attributable to increase in number of customers and introduction of new service offerings.

        Cost of Revenues. Cost of revenues were Rs.874.9 million ($18.7 million) or 71% of revenues for the nine months ended December 31, 2000, compared to Rs.184.8 million or 47% of revenues for the nine months ended December 31, 1999, representing an increase of Rs.690.1 million, or 373%. This increase was primarily attributable to a Rs.134.3 million increase in software and hardware purchased for resale, a Rs.407.7 million increase in leased line charges due to the increased capacity of our network backbone, Rs.13.1 million towards web development charges and a Rs.123.7 million increase in direct personnel costs for web development and customer technical support.

        Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,485.6 million ($31.8 million) for the nine months ended December 31, 2000, compared to Rs.380.4 million for the nine months ended December 31, 1999, representing an increase of Rs.1,105.2 million, or 291%. This increase was primarily attributable to a growth in staff from 535 as of December 31, 1999 to 1,160 as of December 31, 2000 resulting in an increase in employee expenses of Rs.240.0 million, a Rs.391.2 million increase in marketing expenses relating to the launch of our consumer Internet access services division and portals division, and increases in travel expenses of Rs.67.5 million, office rental expenses of Rs.44.0 million and increase in telephone charges of Rs.60.1 million.

        Depreciation and amortization. Depreciation and amortization was Rs.984.0 million ($21.0 million) for the nine months ended December 31, 2000, compared to Rs.114.8 million for the nine months ended December 31, 1999, representing an increase of Rs.869.2 million or 757%. This increase was primarily attributable to capital expenditures of Rs.1,637 million during the period from March 31, 2000 to December 31, 2000, including the purchase of routers, modems, ports, servers and other capital equipment in connection with the addition of points of presence to our network, amortization of deferred compensation charge amounting to Rs.71.2 million ($1.5 million) and amortization of goodwill arising out of the IndiaWorld Communications acquisition and other investments amounting to Rs.637.3 million ($13.6 million).

        Other income (net). Other income, net, was Rs.371.3 million ($7.9 million) for the period ended December 31, 2000, compared to Rs.7.5 million for the period ended December 31, 1999, representing an increase of Rs.363.8 million. This increase was primarily attributable to interest income earned on deposits placed with banks amounting to Rs.238.0 million.

        Net Income. Our net loss was Rs.1,654.6 million ($35.4 million) for the nine months ended December 31, 2000, compared to a net loss of Rs.202.0 million for the nine months ended December 31, 1999.

SEASONALITY

        Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot predict to what extent, if at all, our operations will prove to be seasonal.

LIQUIDITY AND CAPITAL EXPENDITURES

        Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million, and Rs.10,220.0 million, respectively, in net proceeds from the sale of equity shares.

        In July 1999, we agreed to sell 481,000 equity shares to Sterling Commerce for $5.0 million. We completed this transaction in September 1999 and used the funds for general corporate purposes, primarily the repayment of debt.

        In October 1999, we completed our initial public offering and issued 19,205,000 ADSs (representing 4,801,250 equity shares) at a price of $4.50 per share. We received approximately $79.2 million in cash, net of underwriting discounts, commissions and other offering costs. We used approximately $28.0 million of these proceeds to purchase 24.5% of the outstanding shares of IndiaWorld Communications and an additional $12.0 million as a non-refundable deposit towards the exercise of our option to complete the acquisition by purchasing the remaining 75.5% of the outstanding shares of IndiaWorld Communications. We also used approximately $24.7 million of these proceeds to fund network expansion and enhancements and to advertise and promote our brand. We used the balance of the proceeds from our initial public offering for general corporate purposes. Pending this use we invested these proceeds in high quality, interest bearing instruments.

        In February 2000, we completed a secondary offering and issued 1,868,700 ADSs (representing 467,175 equity shares) at a price at $80.00 per ADS. We received approximately $141.7 million, net of underwriting discounts, commission and other costs. We used approximately $48 million of the proceeds from our public offering to complete our acquisition of IndiaWorld Communications. The balance of the proceeds are being used for general corporate purposes. Pending this use we have invested these proceeds in high quality, interest bearing instruments.

         The following table summarizes our statements of cash flows for the periods presented:

                                                                      FISCAL YEAR ENDED MARCH 31,
                                                          ------------------------------------------------
                                                             1998               1999              2000
                                                          ------------      ------------      ------------
                                                                           INDIAN RUPEES
                                                          ------------------------------------------------
                                                                            (IN THOUSANDS)
Net loss ...........................................      Rs.(100,590)      Rs.(187,376)      Rs.(381,897)
Net decrease (increase) in working capital .........            7,257           (33,212)         (254,557)
Other adjustments for non-cash items ...............           19,383            49,200           262,516
Net cash provided by (used in) operating activities           (73,950)         (171,388)         (373,938)
Net cash provided by (used in) investing activities           (77,070)         (145,999)       (2,611,694)
Net cash provided by (used in) financing activities           159,449           443,023        10,167,709
Net increase (decrease) in cash and cash equivalents            8,429           115,636         7,182,077

                                                          NINE MONTHS ENDED DECEMBER 31,
                                                          ------------------------------
                                                               2000             2000
                                                          --------------    ------------
                                                                             U.S. DOLLARS
                                                          --------------    ------------
                                                                  (IN THOUSANDS)
Net loss ...........................................      Rs.(1,654,637)    $   (35,393)
Net decrease (increase) in working capital .........           (477,107)        (10,205)
Other adjustments for non-cash items ...............          1,172,277          25,075
Net cash provided by (used in) operating activities            (959,467)        (20,523)
Net cash provided by (used in) investing activities          (3,967,011)        (84,856)
Net cash provided by (used in) financing activities            (200,973)         (4,299)
Net increase (decrease) in cash and cash equivalents         (5,127,451)       (109,678)

        Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and online portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities. During recent periods, we have also expended significant funds in our acquisition and investment program, including the IndiaWorld transaction.

        Cash used in operating activities for the nine months ended December 31, 2000 was Rs.959.5 million ($20.5 million) primarily attributable to a net loss of Rs.1,654,6 million ($35.4 million), increases in accounts receivable of Rs.536.9 million ($11.5 million), prepaid expenses of Rs.3.4 million ($72,481) and other assets of Rs.133.1 million ($2.8 million), inventories of Rs 41.0 million ($0.9 million) partially offset by depreciation of plant and equipment and amortization of Rs.984.0 million ($21.0 million), an increase in trade accounts payable by Rs.43.6 million ($0.9 million) and an increase in deferred revenue of Rs.53.5 million ($1.1 million). Cash used in investing activities during the nine months ended December 31, 2000 was Rs.3,967.0 million ($84.9 million), principally as a result of the purchase consideration paid for acquisition of IndiaWorld Communications amounting to Rs.2,199 million ($47.0 million), expenditure on license fees of Rs.23.3 million ($0.5 million) and an amount of Rs.1,637 million ($35.0 million) towards the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our servers and other capital equipment in connection with the expansion of our network. Cash provided by financing activities was Rs.201.0 million ($4.3 million) for the nine months ended December 31, 2000, which consisted primarily of repayment of Rs.107.5 million ($2.3 million) of debentures to IDBI Bank and repayment of Rs.100.0 million ($2.2 million) of term loan to Exim Bank.

        Our aggregate billings for quarter ended December 31, 2000 were approximately Rs.675.6 million ($14.4 million). This amount represents amounts receivable by us from our customers for services to be provided over various periods of time. In accordance with our revenue recognition policy, we recognized Rs.471.6 million ($10.0 million) and deferred Rs.203.9 million ($4.3 million) of billings in the quarter ended December 31, 2000. Our deferred revenues balance was Rs.203.9 million ($4.3 million) as of December 31, 2000.

INCOME TAX MATTERS

        As of December 31, 2000, we had a net operating loss carryforward of approximately Rs.2,087 million ($44.6 million) for financial reporting purposes. Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

        The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 12.0% surcharge resulting in an effective tax rate of 39.2%. The tax surcharge was recently increased from 10% to 12% to fund earthquake relief. We cannot assure you that the surcharges will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 22.4%, including the presently applicable surcharges, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

EFFECTS OF INFLATION

        Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998 and 1999 were 7.2%, 13.2%, and 5.0%, respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the Telecom Regulatory Authority of India may review and fix the prices we charge our subscribers at any time. If the Telecom Regulatory Authority were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

DEBT FINANCING

        In March 2000, we privately placed 1,075,000 secured redeemable, non-convertible debentures of Rs.100 each with IDBI Bank Ltd. resulting in net proceeds of Rs.107.5 million. These debentures are secured by our buildings and are redeemable at par in March 2002.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We currently do not engage or plan to engage in derivative instruments or hedging activities.

RISKS RELATED TO OUR BUSINESS

        Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

        We are incorporated in India, and virtually all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

        Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

        During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

        Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

        South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kargil and other border areas. Further, in October 1999 the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

        Indian law and the terms of our Internet service provider license contain restrictive provisions that limit our ability to raise capital, to issue equity securities in consideration for acquisitions we may make or to be acquired which could prevent us from constructing our network and operating our business or entering into a transaction that is in the best interests of our stockholders.

        Indian law and the terms of our Internet service provider license constrain our ability to raise capital through the issuance of equity or convertible debt securities or to issue equity securities in consideration for acquisitions we may make. Guidelines issued by the Department of Policy and Promotion, Ministry of Industry in January 1997 state that the maximum foreign equity investment in an Indian company engaged in business in the telecommunications sector is 49%. Additional guidelines issued in November 1998 provide that the maximum foreign equity investment in an Indian company acting as an Internet service provider is also 49%. This 49% limit applies to foreign equity investment in our company. Likewise, our Internet service provider license provides that the total foreign equity in our company may not, at any time, exceed 49% of our total equity.

        Approximately 44.7% of our equity interests are presently held by foreign investors. As a result of the 49% limit on foreign equity ownership, we will not be permitted to sell more than an additional 4.3% of our equity shares to foreign investors in the future. We cannot assure you that other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or services, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation. The 49% limit on foreign equity ownership also restricts our ability to be acquired by a non-Indian company because a foreign company is prohibited from acquiring a majority of our equity shares. Likewise, the terms of our Internet service provider license prevents us from transferring the license to a third person. This may prevent us from entering into a transaction which would otherwise be beneficial for our company and the holders of our equity shares.

        We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

        Currently there is no public trading market for our equity shares in India nor can we assure you that we will take steps to develop one. Our equity securities are not traded publicly in India, but are only traded on Nasdaq through the ADSs as described in this report. Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. To our knowledge, as of the date of this report, such an approval has never been granted by the Government of India in respect of ADSs traded in the United States. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market. Under current Indian laws and regulations, you will be prohibited from re-depositing those outstanding equity shares with our depositary without approval of the Government of India.

        If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

        Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

        The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from January 1, 1998 through December 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 19%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

        Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to construct our network and operate our business.

        In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions subsequent to its discussions with the Government of India. The economic sanctions imposed on India to date have not had a material impact on our company. However, these sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to construct our network and operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not have a material adverse effect on our business or on the market for our ADSs in the United States.

        The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs which would adversely affect our operating results.

        Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

        - Our Internet service provider license has a term of 15 years and we have no assurance that the license will be renewed. If we are unable to renew our Internet service provider license in 2013 for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

        - The Government of India and the Telecom Regulatory Authority of India, or TRAI, maintain the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the government or the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the government or the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations.

        - The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

        We had outstanding performance guarantees for various statutory purposes totaling Rs.42.7 million ($0.9 million) as of December 31, 2000. These guarantees are generally provided to government agencies, primarily the TRAI, as security for compliance with and performance of terms and conditions contained in an Internet service provider license and VSNL towards the supply and installation of an electronic commerce platform.


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

These guarantees may be seized by the governmental agencies if they suffer any losses or damage by reason of our failure to perform our obligations. Any failure on our part to comply with governmental regulations and the terms of our Internet service provider license could result in the loss of our license and any amount outstanding as performance guarantees, which would also prevent us from carrying on a very significant part of our business. Further, additional laws regulating telecommunications, electronic records, the enforceability of electronic documents and the liability of network service providers are under consideration and if enacted could impose additional restrictions on our business.

        Surcharges on Indian income taxes will increase our tax liability by an additional 12% and decrease any profits we might have in the future.

        The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 12.0% surcharge resulting in an effective tax rate of 39.2%. The tax surcharge was recently increased from 10.0% to 12.0% to fund earthquake relief. However, we cannot assure you that the 12.0% surcharge will be repealed in the future or that additional surcharges will not be implemented by the Government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a tax of 22.4%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid at the corporate level. This tax is not paid by stockholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

RISKS RELATED TO THE INTERNET MARKET IN INDIA

        Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India's limited Internet usage does not grow substantially, our business may not succeed.

        The success of our business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

        Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Indian government and the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for consumer Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices. Further, limitations in network architecture in India limit Internet connection speeds to 28 Kbps and below, less than the 33 to 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on cable modems, in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India.

        The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

        The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 1999 the Indian market contained approximately 1.0 million Internet users compared to a total population in India of 986.9 million, while the U.S. market contained approximately 80.8 million Internet users compared to a total population in the U.S. of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India.

        The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

        Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

        The success of our business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond our control.

        Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

        -       inconsistent quality of service;

        -       need to deal with multiple and frequently incompatible vendors;

        - inadequate legal infrastructure relating to electronic commerce in India;

        -       lack of security of commercial data such as credit card numbers;
                and

        - low number of Indian companies accepting credit card numbers over the Internet.

        If usage of the Internet in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to realize sufficient benefits from our investment in the development of electronic commerce products and services.

RISKS RELATED TO SATYAM INFOWAY

        Our limited operating history makes it difficult to evaluate our business.

        We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

        - continue to develop and upgrade our technology, including our network infrastructure;

        - maintain and develop strategic relationships with business partners;

        -       offer compelling online services and content; and

        - promptly address the challenges faced by early stage, rapidly growing companies which do not have an experience or performance base to draw on.

        Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network and e-consulting services, Internet service provider and online portal. Our three businesses were started at different times and have only been functioning together since late in 1998. We do not yet know whether these businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain subscribers for our Internet services and corporate customers for our network services as well as the loss of advertising revenues.

        We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional subscribers and other customers to attain profitability.

        Since our founding, we have incurred significant losses and negative cash flows. As of December 31, 2000, we had an accumulated deficit of approximately $50.3 million. We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network infrastructure and sales and marketing staff, and advertise and promote our brand. Our business plan assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. Our business plan also assumes that businesses in India will demand private network and related electronic commerce services. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

        Our ability to compete in the Internet service provider market is hindered by the fact that our largest competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over our company.

        Videsh Sanchar Nigam Limited, or VSNL, is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India which we estimate had approximately 540,000 subscribers as of December 31, 2000. This amount is only an estimate because VSNL does not publicly disclose this information. VSNL enjoys significant competitive advantages over our company, including the following:

        - Longer service history. VSNL has offered Internet service provider services since August 1995 whereas we have offered Internet service provider services only since November 1998.

        - Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

        - Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

        Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. However, until there is a change in government policy or judicial action relating to this situation, or we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer access business.

        These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our company's operations.

        We may be required to further lower the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease our revenues.

        A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of May 2000, approximately 315 companies had obtained Internet service provider licenses in India, including 54 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including Dishnet, Zee Telefilms and VSNL, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services over the past several quarters. We expect the market for consumer Internet access to continue to be highly price competitive.

        Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Microsoft Network, Yahoo!, Excite@Home and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

        Our corporate and technology services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD.

        Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

        Our marketing campaign to establish brand recognition and loyalty for the Satyam Online and SIFY brands could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the "Satyam" trademark that we license from Satyam Computer Services.

        In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Satyam Online and SIFY brands. We plan to increase substantially our marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

        "Satyam" is a trademark owned by Satyam Computer Services Limited, or Satyam Computer Services, our parent company. We have a license to use the "Satyam" trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If there is a change of control in our company, however, Satyam Computer Services may terminate our license to use the "Satyam" trademark upon two years' prior written notice. Termination of our license to use the "Satyam" trademark would require us to invest significant funds in building a new brand name and could have a material adverse effect on our business, results of operations and financial condition.

        If our efforts to retain our subscribers through investment in network infrastructure and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

        Our sales, marketing and other costs of acquiring new subscribers are substantial relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom may offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate could decrease the revenues generated by our consumer Internet access services division.


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

        Our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

        Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

        - the products developed by our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network and technology services division;

        - the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our consumer Internet services division; and

        - advertising and electronic commerce activity on www.sify.com determines the amount of revenues generated by our online portal and content offerings division.

        Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

        - new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

        - our capital expenditures and other costs relating to the expansion of our operations could affect the completion of our network or could require us to generate additional revenue in order to be profitable;

        - the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network and technology services division;

        - the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

        - our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom and our acquisition of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo;

        - the introduction of alternative technologies may require us to reevaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

        - technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

        We plan to increase our expenditures for our sales and marketing operations, expand and develop content and enhance our technology and infrastructure development. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

        You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

        Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

        We rely on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from service providers operated by the Government of India. We have a back-up data facility but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. Recently, several large Internet companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

        We have suffered service outages from time to time. We guarantee to our corporate customers that our network will be operational 99% of the time, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a adverse material effect on our business.

        Security breaches could damage our reputation or result in liability to us.

        Our facilities and infrastructure must remain secure and be perceived by consumers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

        The security services that we offer in connection with our business customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder ability to attract and retain customers for our service offerings.

        If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

        We have experienced and are currently experiencing a period of significant growth. As of December 31, 2000, we had 1,160 employees, an increase of 116.8% from the 535 employees we had as of December 31, 1999. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

        We face a competitive labor market in India for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

        Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each of our vice presidents. Substantially all of our employees are located in India, and each of them may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability


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

to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

        We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

        We rely on our arrangements with strategic partners to provide key network and electronic commerce products and services to our business clients. Our relationships with UUNet Technologies, Open Market and Sterling Commerce, a unit of SBC Communications, are exclusive to us within the Indian market with regard to specific products, so long as we maintain stated minimum performance levels. If we were to lose exclusivity, we would likely be subject to intense competition for these products and services. These arrangements can be terminated by our partners in some circumstances. We also rely on our strategic partners to provide us with access to their customer base. If our relationships with our strategic partners do not continue, the ability of our corporate network and technology services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers and this proprietary service is an important feature of our website.

        We and our subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on us or have other undesirable effects.

        We and IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology and business. We have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party who alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business.

        We face risks associated with our joint ventures with ICICI Bank, Citibank, Bank of Madura and RPG Netcom, our acquisition of IndiaWorld Communications and Indiaplaza.com, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be located, completed and the other party integrated with our business on favorable terms.

        In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications' remaining outstanding shares which we exercised in June 2000. In November and December 1999, we also formed alliances with ICICI Bank, Citibank, Bank of Madura and RPG Netcom. In May 2000, we entered into a partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire Indiaplaza.com. In September 2000, we made an investment in Eduempire.com. In December 2000, we completed our acquisition of Indiaplaza.com. These transactions were only recently entered into and most of them are not yet operational. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. We may experience difficulty in integrating the services of ICICI Bank,

Citibank, Bank of Madura, RPG Netcom, VeriSign, CricInfo and AOL Instant Messenger with our services, and these alliances may not provide all or a portion of the anticipated benefits. We could have difficulty in assimilating IndiaWorld Communications' or Indiaplaza's personnel, operations, technology and software, or that of another company we acquire, with our company. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

        Our financial results are impacted by the financial results of entities that we do not control.

        We have a significant, non-controlling minority investment in Cricinfo, that is accounted for under the United States Generally Accepted Accounting Principles using the equity method of accounting. Under this method, we are obligated to report as "Equity in losses (gains) of affiliates" a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Cricinfo or other companies in which we may make similar investments even though we may have only a limited, if any, ability to influence these activities.

        Satyam Computer Services controls our company and may have interests which conflict with those of our other stockholders or holders of our ADSs.

        As of the date of this report, Satyam Computer Services beneficially owned approximately 52.5% of our equity shares. As a result, it is able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

        -       altering our Articles of Association;

        - issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

        -       commencing any new line of business; and

        -       commencing a liquidation.

        Circumstances may arise in which the interests of Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Satyam Computer Services could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them.

        We must make substantial capital expenditures in new network infrastructure which, if not offset by additional revenue, will adversely affect our operating results.

        We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks in India is a new business for private market entrants such as our company and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers' changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.


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

        The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

        Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

        Currently, only a relatively limited number of consumers use our Internet service provider services and Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

        We do not plan to pay dividends in the foreseeable future.

        We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our ADSs.

RISKS RELATED TO THE INTERNET

        We may be liable to third parties for information retrieved from the Internet.

        Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing the satyamonline.com network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.


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

        The success of our strategy depends on our ability to keep pace with technological changes.

        Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The market for our service is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

        Our business may not be compatible with delivery methods of Internet access services developed in the future.

        We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently Internet services are accessed primarily by personal computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

        Our product and service offerings may not be compatible with industry standards developed in the future.

        Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

RISK RELATED TO THE ADSS AND OUR TRADING MARKET

        Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

        Under the Companies Act, 1956 of India, or Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's shares which are voted on the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution pursuant to which we may issue up to one million equity shares in connection with acquisitions, including our acquisitions of IndiaWorld Communications and Indiaplaza.com and our investment in CricInfo Limited. As a result, ADS holders are deemed to have waived their preemptive rights with respect to these shares, virtually all of which have now been issued in investment and acquisition transactions. In addition, U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

        Holders of ADSs may be restricted in their ability to exercise voting rights.

        As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs.

        At our request, the depositary bank will mail to you any notice of stockholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted on a poll.

        The market price of our ADSs has been and may continue to be highly volatile.

        The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through January 31, 2001 and, after giving effect to the 4-for-1 split of our ADSs in January 2000, the trading price of our ADSs has ranged from a high of $113 per ADS to a low of $2.97 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

        - our failure to integrate successfully our operations with those of IndiaWorld Communications or Indiaplaza;

        - actual or anticipated variations in our quarterly operating results;

        -       announcement of technological innovations;

        - conditions or trends in the Internet and electronic commerce industries;

        - the competitive and pricing environment for consumer Internet access services in India and the related cost and availability of bandwidth;

        -       the perceived attractiveness of investment in Indian companies;

        -       acquisitions and alliances by us or others in the industry;

        - changes in estimates of our performance or recommendations by financial analysts;

        -       market conditions in the industry and the economy as a whole;

        -       introduction of new services by us or our competitors;

        - changes in the market valuations of other Internet service companies;

        - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        -       additions or departures of key personnel; and

        -       other events or factors, many of which are beyond our control.

        The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

        An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

        We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Under current Indian law, equity shares may not be re-deposited into our depositary without prior approval of the Government of India. Therefore, the number of outstanding ADSs will decrease to the extent that equity shares are withdrawn from our depositary, which may adversely affect the market price and the liquidity of the market for the ADSs. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 49% under present Indian law. This limitation means that, unless Indian law changes, 51% of our equity shares will never be available to trade in the United States market.

        The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

        The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We intend to issue additional equity shares and ADSs to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

        Forward-looking statements contained in this report may not be realized.

        This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

        We and IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld," and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology and business. We have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Our contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. We and IndiaWorld Communications have also been contacted by a party who alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

        On December 15, 2000, we completed our acquisition of Indiaplaza.com through the issuance of an aggregate of 480,000 ADSs (representing 120,000 equity shares). The issuance is exempt from registration under Section 3(a)(10) of the Securities Act of 1933 pursuant to a transactional approval granted by the California Commissioner of Corporations.


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

ITEM 6.  EXHIBITS AND REPORTS

        (a) Our report on Form 6-K which we filed with the SEC on October 10, 2000; and

        (b) Our report on Form 6-K which we filed with the SEC on November 14, 2000.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: February 20, 2001

                                            SATYAM INFOWAY LIMITED



                                            By: /s/  T.R. Santhanakrishnan
                                               ---------------------------------
                                               Name:  T.R. Santhanakrishnan
                                               Title: Chief Financial Officer



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